SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File No. 001-39090

NOTIFICATION OF LATE FILING

(Check One):       ☐  Form 10-K  ☐  Form 20-F  ☐   Form 11-K  ⌧  Form10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended:       September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

Full name of registrant: Provident Bancorp, Inc.

Former name if applicable:

Address of principal executive office (Street and Number):  5 Market Street

City, State and Zip Code: Amesbury, Massachusetts 01913

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Provident Bancorp, Inc. (the “Registrant”) requires additional time to complete the procedures required with respect to the issuance of its financial statements for the quarter ended September 30, 2022.  As a result, the Registrant, without unreasonable effort and expense, is unable to complete and file the Registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2022 by the prescribed date.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

Carol L. Houle	(978)	834-8555
(Name)	Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Provident Bancorp, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2022	By:	/s/ Carol L. Houle
Carol L. Houle
Executive Vice President and Chief Financial Officer

ATTACHMENT TO FORM 12b-25
PROVIDENT BANCORP, INC.

The Registrant currently estimates that it will report net loss of approximately $27.5 million for the quarter ended September 30, 2022, compared to net income of $5.1 million for the quarter ended September 30, 2021.  The Registrant is still evaluating the actual level of losses due to the recent decline in the cryptocurrency mining industry, and such losses may exceed this estimate. The net loss resulted from a provision for loan losses for the quarter ended September 30, 2022.  During the third quarter of 2022 the volatility in Bitcoin and rising energy costs called into question the financial stability of the Registrant’s borrowers who hold digital asset mining loans, the collectability of all principal and interest related to these loans, as well as the value of the cryptocurrency mining rigs that serve as the underlying collateral.  These considerations, in conjunction with a partial write down on cryptocurrency mining rigs that were repossessed in exchange for the forgiveness of a $27.4 million loan relationship, triggered a detailed review of the portfolio of similarly collateralized loans. After the $27.4 million loan forgiveness, the digital asset mining loan portfolio totaled $76.5 million at September 30, 2022, of which, upon review, the Registrant estimates a majority to be impaired and placed on non-accrual status with significant related specific reserves.  Actual financial results for the quarter ended September 30, 2022 will be included in the Quarterly Report on Form 10-Q as filed with the U.S. Securities and Exchange Commission.